FORM 6K

SECURITIES & EXCHANGE COMMISSION
Washington, D.C. 20549

_____

REPORT OF A FOREIGN ISSUER
Pursuant to Rule 13a - 16 or 15d - 16
The Securities Exchange Act of 1934

ANGLO SWISS RESOURCES INC. (File # 0-08797)
(Translation of the Registrant's Name into English   )

#309-837 West Hastings Street, Vancouver, B.C. Canada, V6C 3N6
(Address of principal Executive offices)

Attachments:

1.   Press Release(s) August 2009

 Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F or Form 40F.

FORM 20 F   X   FORM 40F____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3 – 2 (b) under the Securities Act of 1934.

YES ____   NO   X____

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        ANGLO SWISS RESOURCES INC.
                                        (Registrant)

Dated: September 8, 2009   BY: *Chris Robbins*

                                        It's   Vice President
                                        (Title)

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ANGLO SWISS RESOURCES INC.
Suite 309 - 837 West HASTINGS Street
Vancouver, BC V6C 3N6
604-683-0484
Fax: 604-683-7497

September 8, 2009

Securities & Exchange Commission
450 Fifth Street N.W.
Washington, D.C.
USA 20549

Dear Sir or Madam:

RE: ANGLO SWISS RESOURCES INC.
           SEC FILE NO. 0-08797
           FORM 6K

On behalf of Anglo Swiss Resources Inc., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Yours truly,

ANGLO SWISS RESOUCES INC.

(s) Chris Robbins

Per: Chris Robbins
         Vice President

August 5, 2009

Anglo Swiss Resources Inc. Announces NI 43-101 Gold Resource Report on the 257 Level of the Kenville Gold Mine Property and Clarifies Prior Historical Disclosure

VANCOUVER, BC (August 5, 2009) (TSXV: ASW)(OTCBB: ASWRF)(BERLIN: AMO) As a result of a review by the British Columbia Securities Commission, Anglo Swiss Resources Inc. (the "Company") is issuing the following news release to clarify some of its previous disclosure for the Kenville Gold Mine Property located near Nelson, British Columbia (the "Property").

Updated Technical Report

Richard Munroe, FGAC, P.Geo., of Munroe Geological Services Inc., an independent Qualified Person as defined by NI 43-101, has prepared a NI 43-101 Technical (Geological) Report for the 257 Level of the Kenville Gold Mine. This Technical Report (the "Munroe Report") is complete and is under review by management and will be filed on SEDAR within 45 days. The Company cautions that, as noted below in this news release, current underground gold resource estimates have only been undertaken for the 257 Level so far, as reflected by the estimates in the Munroe Report. However, since the Munroe Report is only for one of the six levels in the Kenville Gold Mine, exploration to facilitate additional resource estimation is being planned, and an additional Technical Report to identify an increased mineral resource has been requested, for the 275 Level. Work for rehabilitating this Level for exploration purposes is in the detailed planning stages.

Mineral Resource Estimates

The Company provides the following complete statement for its gold resource estimates for the Kenville Gold Mine:

1.   The Company releases its mineral resource statement as of July 22, 2009, which has been estimated by Mr. Munroe and is documented in the Munroe Report.

Deposit 257 Level Mineral Resource

Category	Tonnage (tonnes)	Ounces per ton	Ounces Gold	Grams per tonne	Grams Gold
Measured	5,132	0.138	778	4.715	24,199
Indicated	66,704	0.138	10,113	4.716	314,550
Inferred	518,682	0.420	239,954	14.389	7,463,404

----

2.   A Notice of Work application is awaiting approval by the British Columbia Ministry of Energy, Mines & Petroleum Resources (the "Ministry") for further diamond drilling and trenching work in the area of a possible porphyry copper-gold deposit southwest of Eagle Creek. The Company is also presently planning to obtain a NI 43-101 compliant program to determine the grade and tonnage of the old mine waste dumps on the Property so that the Company can submit a Quarry Permit application to the Ministry.

3.   Except for old mine waste tonnage reported in various annual reports of the Ministry, the Company has no historical or current gold mineral resource estimate for low-grade surface materials, nor does it have any mineral resource estimate for an in-situ porphyry copper-gold deposit, on the Property. It retracts in its entirety previous disclosure in the Company's investor materials of quantities, grades and dollar value of gross contained metal for low-grade gold deposits in old mine wastes and a porphyry gold-copper deposit on the Property. This disclosure was based on management's review of historical information about the Property prepared by various consultants. In the future, any such disclosure will be made in accordance with the requirements of NI 43-101.

Clarification of Recent Sampling Results and Estimates of Potential

The Company's July 10, 2009 news release emphasized the importance of a 2,696 g/tonne gold assay from sample L25, which was taken at the 1281 sub-drift on the 257 Level in South Yule Vein. Historically, similar values and areas of enrichment have occurred in spot locations. In the 1281 sub-drift area, sample spacing was 2m. Adjoining sample L24 returned values of 1.24, 1.28 and 2.03 g/t and L26 provided 6.47, 6.78 and 7.57 g/t. The gold mineralization is subject to a "nugget effect", and as a provisional cutting procedure, the L25 value is cut to the next highest assay value from the sub-drift at 43.55 g/t. Additional analysis to determine appropriate cutting procedures is underway.

The Company's July 10, 2009 news release also discussed new exciting discoveries at the Eagle Vein Structure and the Jackpot Mine, "each of which, in management's opinion, could replicate the size and richness of the existing Kenville Gold Mine footprint". The Company clarifies that these are exploration targets and will require significant exploration to prove their potential. The Company retracts any inference that they could equal the size or richness of the historical Kenville Gold Mine. At this time the Company does not have sufficient exploration data to estimate potential ranges of tonnes and grade for these targets, there has been insufficient exploration to define a mineral resource and it is uncertain if further exploration will result in the targets being delineated as a mineral resource. The Company has applied for a permit from the Ministry to conduct a surface drill program in the months ahead to test both of these targets and is planning a drift from the 257 Level to explore the Eagle Vein system underground.

Production Plans and Economic Viability

The Company's October 9, 2008 news release discussed initial pilot plant mill feed from the extensive tonnage of broken mineralized quartz materials on the 257 Level of the Property, and subsequently from mining of the mineralized veins. It disclosed there are underground historical reserves with ore bodies readily available. The Company's March 23, 2009 news release further indicated that the 257 and 275 Levels of the Kenville Gold Mine contain substantial volumes that will initially supply the on-site mill as the Company initiates its startup. The October 9, 2008 news release cautioned that historic reserves are not to be considered currently economic. As indicated above, previously disclosed quantity and grade estimates should not be relied on. The Company further cautions that there are significant additional risks in making a production decision without appreciable current indicated and measured resource estimates, before completing a preliminary economic assessment, and without a preliminary feasibility study or feasibility study to qualify a current mineral reserve.

The Company intends to proceed based on current underground resource estimates that are contained in the Munroe Report, but cautions that due to the nature of the Kenville Gold Mine's high grade vein deposits, long mine life gold resource estimates are not always readily determinable and obtaining a more accurate resource definition may be partly dependent on extending underground access to the Property during the course of the Company's operations.

The Company intends to start-up gold production based on the feed mineral processing assessment for the 257 Level by G&T Metallurgical Services Ltd. in its report to the Company dated April 9, 2009. The G&T Metallurgical report states that the equipment on hand at the pilot plant milling facility could process 200 tonnes per day. The Company has received a permit from the Ministry to operate as a mine quarry and will use its on-site mill as a pilot plant to process 1,000 and 10,000 tonne bulk samples from the 257 Level and to crush approximately 200,000 tonnes from the surface waste dump. Any resulting gold, copper and silver values will be sold at the prevailing market value. The mill will only be operating in a pilot plant capacity during the bulk sampling programs.

The Company's March 23, 2009 news release discussed processing the extensive waste rock material left on surface of the Property by previous operations. The Company clarifies that surface waste rock fines have been assayed by G&T Metallurgical Services Ltd. from two separate locations weighing 10 kg each and averaged 5.5g/tonne gold. The Company cautions that these samples are insufficient for estimating a representative gold grade. During 2008, the Company processed approximately 2,200 tonnes of the waste rock dumps. It produced drain rock and pea gravel, and separated gold bearing fines from shattered quartz, which it stockpiled. The Company has not yet determined the quantity nor the grades from such gold bearing material.

Qualified Person

The information contained in this news release and the preparation of the information contained in this news release has been supervised by Edward J. Nunn, P.Eng, a Qualified Person as defined by NI 43-101. Mr. Nunn is a director of the Company with over 30 years of mineral exploration experience and is a Professional Engineer in the Province of British Columbia. Prior to becoming a director of the Company, Mr. Nunn was an engineering consultant for the Company at the Property.

On behalf of the Board

"*Len Danard*"

Len Danard, Chief Executive Officer

For further information, investors are asked to visit the Anglo Swiss Resources Investor Relations Hub at www.agoracom.com/IR/AngloSwiss or email to ASW@agoracom.com.

Sign up for free SMS News Release service, simply text **ASW2** in the body of the text message to **32075** or visit the Mobile FRC link at the Company's website. Please visit the Company's website at www.anglo-swiss.com.

Company contacts:

Len Danard
President and Chief Executive Officer
Suite 309 – 837 West Hastings Street
Vancouver, BC V6C 3N6
Tel: (604) 683-0484
Fax: (604) 683-7497
Email: info@anglo-swiss.com

Investor Relations contacts:

Jeff Walker or Grant Howard
The Howard Group Inc.
Toll Free: 1-888-221-0915
www.howardgroupinc.com

This news release includes certain forward-looking statements respecting the future performance of the Company's business, its operations, as well as management's objectives, strategies, beliefs and intentions. The Company does not intend, and does not assume any obligation, to update these forward-looking statements unless required by law. Forward-looking statements are frequently identified by such words as "may", "plan", "expect", "anticipate", "estimate", "intend" and similar words referring to future events and results. These forward-looking statements represent management's best judgment based on current facts and assumptions that management considers reasonable. The Company makes no representation that reasonable business people in possession of the same information would reach the same conclusions. All forward-looking information is inherently uncertain and subject to a variety of assumptions, risks and uncertainties, including the speculative nature of mineral exploration and development, fluctuating commodity prices, competitive risks and the availability of financing and as described in more detail in the Company's recent continuous disclosure filings available at www.sedar.com. Actual events or results may differ materially from those projected in the forward-looking statements and the reader is cautioned against placing undue reliance thereon.

NEITHER THE TSX VENTURE EXCHANGE NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX VENTURE EXCHANGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.
August 10, 2009

Anglo Swiss Resources Inc. Acquires New Property Adjacent to the Kenville Gold Mine Property

Vancouver, British Columbia Anglo Swiss Resources Inc. (TSX Venture: ASW) (OTCBB: ASWRF) (Frankfurt: AMO.F), Aug 10, 2009, 9:00 am EST announces that the Company has acquired the surface and undersurface rights to a property known as the White Claim.

This property is approximately 21 acres in size and is contiguous to the eastern boundary of the Company's Kenville Gold Mine property located near Nelson, British Columbia. Len Danard, President & CEO stated "We are very pleased to acquire the White Claim to add to our portfolio of crown granted mineral claims and surface rights held by the Company. The White Claim has an established history of vein systems that may extend the potential of the Kenville Gold Mine property's known vein structure."

About Anglo Swiss Resources Inc.

Anglo Swiss is a mineral exploration company focused on creating shareholder value through the development of its advanced staged Kenville Gold Mine property located in southeastern British Columbia.

The Kenville Gold Mine has 6 levels with the main production levels known as the 257 Level and the 275 Level. The 257 Level has a report under review with the Company's first NI 43-101 compliant gold resource originally announced August 5, 2009. Work is underway on the 275 Level to expand the known gold resource within the Kenville Gold Mine footprint. Underground and surface drill programs are in the permitting stage for the months ahead to expand the gold resource to depth within the Mine and to further explore the Eagle Vein system, the Jackpot Mine claim and the White claim. A 375 meter drift is in the permitting stage to provide access from the 257 level to the Eagle Vein structure that runs parallel to Level 257.

The newly expanded 200 tonne per day pilot plant is expected to be operational prior to the end of the year. The Kenville Gold Mine is one of the oldest and most prolific producers in the district, producing intermittently from 1890 to 1954, with the bulk of production from 1899 to 1912.

The technical information contained in this news release has been supervised by Edward J. Nunn, P.Eng, a Qualified Person as defined by NI 43-101.

For further information, investors are asked to visit the Anglo Swiss Resources Investor Relations Hub at www.agoracom.com/IR/AngloSwiss or email to ASW@agoracom.com.

Sign up for free SMS News Release service, simply text **ASW2** in the body of the text message to **32075** or visit the Mobile FRC link at the Company's website. Please visit the company's website at www.anglo-swiss.com.

Company contacts:

Len Danard
President and Chief Executive Officer
Tel: (604) 683-0484
Fax: (604) 683-7497
Email: info@anglo-swiss.com

Investor Relations Contacts:
Canada
Jeff Walker or Grant Howard
The Howard Group Inc.
Toll Free: 1-888-221-0915
www.howardgroupinc.com

Reader Advisory
The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

August 29, 2009

Not For Distribution in the United States of America

Anglo Swiss Resources Inc. Arranges a $2,100,000 Private Placement

Vancouver, British Columbia Anglo Swiss Resources Inc. (the "Company") Aug 27, 2009, **7**:30 am PST (TSX Venture: ASW) (OTCBB: ASWRF) (Frankfurt: AMO.F), is pleased to announce that it has entered into an agreement with Kingsdale Capital Markets Inc. of Toronto ("Kingsdale"), whereby Kingsdale has been appointed as agent for the Company to sell by private placement, on a best efforts basis, 7,000,0000 units of the Company (the "Units") at $0.30 per Unit, for gross proceeds of $2,100,000. Each Unit shall consist of one common share (a "Share") and one-half of one common share purchase warrant (a "Warrant") of the Company. Each full Warrant shall be exercisable for a period of two years at an exercise price of $0.60 per Share.

The Company shall pay to Kingsdale a fee equal to 7% of the gross proceeds payable either in cash or in common shares at Kingsdale's option. As well, the Company will grant to Kingsdale warrants (the "Agent Warrants") to acquire Units equal to 10% of the number of Units sold. The Agent Warrants will be exercisable for a period of 2 years from the date of issue at $0.30 per Unit. The completion of this offering is subject to the receipt of all necessary regulatory and other approvals, including the approval of the TSX Venture Exchange.

Anglo Swiss Resources Inc. is a mineral exploration company with its current focus on gold, silver and base metals at its Kenville Gold Mine property in Nelson, British Columbia. The funds raised from this offering will be used for further exploration and production on the Company's 100% owned Kenville Gold Mine property where recent results have generated high grade gold assay results and for general corporate and working capital.

For further information, investors are asked to visit the Anglo Swiss Resources Investor Relations Hub at www.agoracom.com/IR/AngloSwiss or email to ASW@agoracom.com. Sign up for free SMS News Release service, simply text **ASW2** in the body of the text message to **32075** or visit the Mobile FRC link at the Company's website. Please visit the Company's website at www.anglo-swiss.com.

Company contacts:

Len Danard
President and Chief Executive Officer
Tel: (604) 683-0484
Fax: (604) 683-7497
Email: info@anglo-swiss.com

Investor Relations Contacts:
Jeff Walker or Grant Howard
The Howard Group Inc.
Toll Free: 1-888-221-0915
www.howardgroupinc.com

Reader Advisory

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Cautionary Statement on Forward-Looking Information:

This release contains certain "forward-looking statements" including, without limitation, expectations, beliefs, plans and objectives regarding the potential transactions and ventures discussed in this release. Among the important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are the risks inherent in mineral exploration, the need to obtain additional financing, the availability of needed personnel and equipment for exploration and development, fluctuations in the price of minerals, and general economic conditions.

END.